UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

             RANCON REALTY FUND V, A CALIFORNIA LIMITED PARTNERSHIP
                     ---------------------------------------
                                (Name of Issuer)

                            Limited partnership units
                     ---------------------------------------
                         (Title of Class of Securities)

                                      NONE
                               ------------------
                                 (CUSIP Number)

                                 March 31, 2006
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d-1(b)

        [X]     Rule 13d-1(c)

        [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                                SCHEDULE 13G

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1)   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

1.   Real Estate Securities Fund 1983, LP
2.   Moraga Gold, LLC
3.   MP DeWaay Fund, LLC
4.   MPF Blue Ridge Fund I, LLC
5.   MPF Blue Ridge Fund II, LLC
6.   MPF DeWaay Fund 2, LLC
7.   MPF DeWaay Premier Fund 2, LLC
8.   MP Falcon Growth Fund 2, LLC
9.   MPF Senior Note Program I, LP
10.  MP Income Fund 11, LP
11.  MP Income Fund 18, LLC
12.  MacKenzie Patterson Special Fund 6, LLC
13.  MacKenzie Patterson Special Fund 6-A, LLC
14.  MPF-NY 2005, LLC
15.  SCM Special Fund, LLC
16.  Steven Gold
17.  Sutter Opportunity Fund 3, LLC

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2)   Check the Appropriate Box                        (a)  [ ]
     if a Member of a Group
     (See Instructions)                               (b)  [X]

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3)   SEC Use Only

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4)   Citizenship or Place of Organization

California, except for Mr. Gold, who is a US Citizen

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                                       2

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Number of Shares Beneficially Owned
by Each Reporting Person with :

(5)      Sole Voting Power
1.       200
2.       378
3.       206
4.       235
5.       101
6.       317
7.       118
8.       198
9.       1189
10.      125
11.      300
12.      392
13.      186
14.      1132
15.      81
16.      23
17.      400

(6) Shared Voting Power
         0

(7)  Sole Dispositive Power
1.       200
2.       378
3.       206
4.       235
5.       101
6.       317
7.       118
8.       198
9.       1189
10.      125
11.      300
12.      392
13.      186
14.      1132
15.      81
16.      23
17.      400

(8)  Shared Dispositive Power
         0

-------------------------------------------------------------------------------

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9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

            5,646*

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10)  Check if the Aggregate Amount                        [ ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                   6.6%*

--------------------------------------------------------------------------------

12)  Type of Reporting Person
     (See Instructions)

         OO

--------------------------------------------------------------------------------


Item 1.
------

     (a) and (b) The name of issuer as to whose securities this statement relates is RANCON REALTY FUND V, A CALIFORNIA LIMITED PARTNERSHIP (the "Issuer"). Its principal business address is 400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708.

Item 2.
-------

     (b-c) All of the entity Reporting Persons are organized under the laws of the State of California. Mr. Gold is a US Citizen. The principal address of the entity Reporting Persons is 1640 School Street, Moraga, CA 94556. Mr. Gold's principal address is 44 Montgomery Street, Suite 3750, San Francisco CA 94104.

     (d-e) The subject securities are the issuer's units of limited partnership interest.

Item 3.
------

     (a-j) Not applicable.

Item 4.  Ownership.
------   ---------

          * MacKenzie Patterson Fuller, LP is the manager or general partner of each of the entity Reporting Persons, and it has the power to direct the voting or disposition of the shares owned by the other Reporting Persons, although is not the beneficial owner of any shares. MPF
          Advisers, LP (an affiliate of MacKenzie Patterson Fuller, LP) recommends investments to Mr. Gold, but he makes his own investment, voting, and disposition decisions. Each of the Reporting Persons disclaims beneficial ownership of the other Reporting Persons' shares pursuant to Rule 13d-4.

Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
------   ---------------------------------------------------------------

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

          Not applicable.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not applicable.

Item 10.  Certification.
-------   -------------

     By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Date:  April 26, 2004

     Real Estate Securities Fund 1983, LP
     Moraga Gold, LLC
     MP DeWaay Fund, LLC
     MPF Blue Ridge Fund I, LLC
     MPF Blue Ridge Fund II, LLC
     MPF DeWaay Fund 2, LLC
     MPF DeWaay Premier Fund 2, LLC
     MP Falcon Growth Fund 2, LLC
     MPF Senior Note Program I, LP
     MP Income Fund 11, LP
     MP Income Fund 18, LLC
     MacKenzie Patterson Special Fund 6, LLC
     MacKenzie Patterson Special Fund 6-A, LLC
     MPF-NY 2005, LLC
     SCM Special Fund, LLC
     Sutter Opportunity Fund 3, LLC

         By: MACKENZIE PATTERSON FULLER, LP, Manager/General Partner

         By:  /s/ CHIP PATTERSON
              -------------------------------
              Chip Patterson, Senior Vice President


         Steven Gold
         ------------------------------
















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